Exhibit 99.10

SIGMA LITHIUM RESOURCES CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS –

QUARTERLY HIGHLIGHTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020

Registered Office:

745 Thurlow Street, Suite 2400

Vancouver, British Columbia

V6E OC5

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Introduction

The following interim management’s discussion & analysis (this “Interim MD&A”) of the financial condition and results of operations of Sigma Lithium Resources Corporation (the “Company”) for the three months ended March 31, 2020 has been prepared to provide material updates regarding the business operations, liquidity and capital resources of the Company since its last annual management’s discussion & analysis, being the management’s discussion & analysis for the year ended December 31, 2019 (the “Annual MD&A”). This Interim MD&A does not provide a general update to the Annual MD&A or reflect any non-material events since the date of the Annual MD&A.

This discussion should be read in conjunction with the Annual MD&A, the audited consolidated financial statements for the year ended December 31, 2019, together with the notes thereto, and the unaudited condensed interim consolidated financial statements for the three months ended march 31, 2020, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The Company’s unaudited condensed interim consolidated financial statements and the financial information contained in this Interim MD&A have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Information contained herein is presented as of June 10, 2020, unless otherwise indicated.

For the purposes of preparing this Interim MD&A, management, in conjunction with the Board of Directors (the “Board”), considered the materiality of information. Information is considered material if: (i) such information would result in, or would reasonably be expected to result in, a significant change in the market price or the value of the Company’s common shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Company and its operations is available on the Company’s website at www.sigmalithiumresources.com or from www.sedar.com.

Readers should refer to and carefully consider the sections below titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information”.

Company Business

The Company, through its indirectly wholly-owned subsidiary Sigma Mineração S.A. (“SMSA”), is developing a cluster of lithium hard-rock deposits with exceptional mineralogy at its Grota do Cirilo property in Brazil (the “Project”).

In 2018, SMSA started to produce high-quality environmentally-sustainable battery-grade lithium concentrate at its pilot plant (the “Pilot Plant”) and to ship samples to potential customers. SMSA is working towards its objective to commission its commercial production plant (the “Commercial Production Plant”) in the last quarter of 2021, which will be producing (based on pilot and product testing to date) “green” 6% battery-grade lithium concentrate engineered with low impurities to the specifications of its customers in the lithium-ion battery supply chain for electric vehicles (“EV”) and renewable energy storage.

Based on the technical report titled Grota do Cirilo Lithium Project, Araçuai and Itinga Regions, Minas Gerais, Brazil, National Instrument 43-101 Technical Report on Feasibility Study Final Report (the “Feasibility Study Report”), dated October 18, 2019 and with an effective date of September 16, 2019, the Company plans to produce 220,000 tonnes annually of battery-grade lithium concentrate and will be amongst the world’s lowest cost producers.

Page | 2

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

In order to secure a leading position supplying the clean mobility and green energy storage value chains, the Company has adhered consistently to the highest standards of environmental practices, which was established as part of its core purpose at inception in 2012. Its production process is powered by green hydroelectricity and the Company utilizes state of the art water recycling techniques in beneficiation combined with dry stacking tailings management.

Highlights

Highlights from January 1, 2020 to the date of this Interim MD&A (in reverse chronological order):

•	On May 28, 2020, Duro Felguera (“DF”) and the Company signed a memorandum of understanding (the “DF MOU”) providing an updated multicurrency gross maximum price ("GMP") for the engineering, procurement and construction (“EPC”) for the Project. The DF MOU outlines the key terms of an EPC proposal for the development and construction of the Project, as well as a front end engineering design ("FEED") for the project to be prepared by DF.

•	DF has updated its due diligence on the Project based on the more recent documentation and information provided by the Company, especially the Feasibility Study Report. DF has proposed a multicurrency GMP with a currency breakdown of (i) a GMP for USD denominated CAPEX of US$22,856,407 and (ii) a GMP for BRL denominated CAPEX of BRL$182,162,830.

This multicurrency GMP, updated as of April 1, 2020, was lower than the GMP of US$70,000,000 provided by DF as of February 21, 2020.

•	On May 4, 2020, the Company announced, as part of its active engagement in the fight against the spread of COVID-19, that it donated 12 tons of sodium hypochlorite (hospital sanitizer liquid bleach) in 12,000 bottles to hospitals, medical clinics, prisons, nursing homes, care centers for people with disabilities and religious entities in the Vale do Jequitinhonha region, where its Grota do Cirilo property is located. This amount should supply these entities until December 2020.

•	On March 16, 2020, the Company formally engaged Banco do Brasil S.A. (“BB”), Brazil’s largest bank, to advise and support the Company to prepare a financing package to fund the construction of the Commercial Production Plant. Following the publication of the Feasibility Study Report, BB and the Company have been in active discussions with the following development banks and development agencies in Brazil: Banco do Nordeste (BNB), BNDES, BDMG and FINEP (the “Development Banks”). The Company is seeking commitments from the Development Banks for an aggregate amount to complete a financing package that, added together with the remaining US$27 million portion of the Mitsui Pre-Payment (defined below), would fund Project construction in full.

•	On February 21, 2020, DF and Primero Group Americas Inc. (a subsidiary of Primero Group Ltd.) (“Primero”) successfully completed the first phase of Early Contractor Involvement (“ECI”) with the Company and provided an updated GMP of US$70 million for the EPC for the Project. The construction cost for plant and infrastructure in that GMP of US$59 million was lower than the US$66 million estimated in the Feasibility Study Report.

Page | 3

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

For comparison purposes and to maintain consistency, the GMP was calculated utilizing the same foreign exchange rate used in the Feasibility Study Report of US$ 1 = BRL 3.85. The approximate 30% devaluation of the Brazilian Real to date should have the overall effect of decreasing the expected capital expenditures of the Project, a material portion of which is expected to be sourced domestically in Brazil and is, therefore, to be denominated in Brazilian Real.

As part of their ECI, DF and Primero:

•            Reviewed and consolidated all of the existing design and data during an 8-week due diligence process

•            Stress tested and optimized the design through reviews, value engineering and trade-off studies

•            Reconfirmed quantities and pricing in the CAPEX estimates provided in the Feasibility Study Report

•            Established a GMP for the process plant and associated infrastructure

•            Submitted a GMP proposal and schedule to progress to the next phase

Next Steps for Sigma for 2020 (Subject to COVID-19 Developments)

It is not possible to reliably estimate the length and severity of the COVID-19 pandemic or its ultimate impact on the financial results and condition of the Company and its operating subsidiaries in future periods. However, as per federal government decree, the activities of operational and pre-operational mining companies in Brazil are not subject to the COVID-19 related physical movement restrictions and shelter-in-place, lockdowns and state border restrictions imposed by certain states and municipalities.

Therefore, the Company has been focusing on advancing the Project to construction, prioritizing the activities that can be mostly executed with Brazilian-based personnel and that require a limited amount of inbound and outbound travel to and from Brazil. The Company intends to:

•	Continue to work closely with both the Development Banks and other international and Brazilian financial institutions to finalize financing for the construction of the Project.

•	Finalize the negotiations with DF and Primero to initiate the detailed engineering to build the Commercial Production Plant in the second phase of the ECI. In such phase, the engineering contractors are to engage in the following activities:

o	Execute the ECI FEED
o	Progress and finalize engineering deliverables to achieve nominally 25% engineering definition
o	Advance long lead and critical equipment packages to “Ready for Award” status
o	Complete the contracting strategy and partnership for construction
o	Optimize and reduce contingency applied to the GMP in order to refine a lump sum (LSTK) cost estimate for the EPC of the process plant and associated process infrastructure
o	Submit a complete and firm proposal with schedule to the Company for the EPC-LSTK contract (which is expected to be in line with the revised multicurrency GMP provided by DF described above, or perhaps lower)

Page | 4

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

•	Following the approval of the PAE (“Plano de Aproveitamento Economico”) for the Barreiro Deposit, initiate the environmental licensing process for the Barreiro Deposit, conduct its Environmental Impact Assessment (“EIA”) and prepare its RIMA report (“Estudo de Impacto Ambiental”) and file it with SUPRAM (“Superintendência Regional do Meio Ambiente”).

•	Finalize the ongoing pre-feasibility study for the Barreiro Deposit, validating the economic potential and production costs outlined in the PAE, as well as its mineral resource estimate. Mining the Barreiro Deposit, subject to completion of all related feasibility studies and assessments, has the potential to double the planned production capacity of the Project to 440,000 tonnes per year.

•	Continue ongoing negotiations with offtake customers and potential partners in order to enter into binding off-take agreements (interested parties to date include companies from the lithium, mining, chemicals, battery and automotive sectors), and conclude formalizing binding offtake commitments with Mitsui & Co. Ltd.

Trends post COVID-19

EV and Energy Storage Medium and Long Term Demand Outlook

The future of the lithium market is expected to be dominated by a growing lithium battery industry, mainly driven by EV, but also further by energy storage applications and other power tools (e-scooter, e-bikes, wireless devices in general). The growth rate was widely expected to be beyond 20% up to 2030 and growing further, whereas demand for Lithium Carbonate Equivalent (“LCE”) was expected to surpass 900,000 to 1 Million mt – up from a current market of 300,000 mt of LCE in 2019.

In the short term, there is consensus that demand will experience a contraction in 2020, the first in over nine years, as a result of COVID-19. In China, the largest market globally, sales were low in January 2020 and February 2020, impacted by the COVID-19 outbreak and weak demand and consumer sentiment more broadly. In March, the government slowly eased movement-restrictions and the economy initiated a re-opening. However, Chinese demand will still likely face significant challenges in the coming months. The China Passenger Car Association (CPCA) expects a demand recovery initiating only in late 2020. The timing of such demand recovery is uncertain, and it could be delayed to occur only in 2021. The government is extended EV subsidies for an additional two years (to 2022), as the incentives were supposed to phased out by year-end 2020, in an effort to support the industry and revive EV demand.

In the longer term, the German Automobile Manufacturers Association forecasts a global EV penetration rate of 15% to 25% by 2025. Assuming a market of 100 million cars by 2025 and an average of 30 kg of LCE needed for the battery in each vehicle, the lower range for market penetration of 15% corresponds to an additional demand of 450,000 MT of LCE.

With declining costs now approaching 100 USD per KWh, lithium ion battery cells are also becoming attractive for use in private installations combined with increasing use of photovoltaic roof-top electricity generation (“PV”).

In Germany, a new regulation demands that for all PV projects exceeding 1MW power generation an energy storage system has to be installed by 2025. This is in order to avoid peak energy stressing the electricity distribution systems, a phenomenon which already pushes European systems to their limits during the summer months, and increasingly so with the ongoing addition of new PV systems, be they commercial or private.

Page | 5

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

California has adopted a new emissions target for its electric sector that would double the state’s clean energy capacity over the next 10 years. California has a target of reducing greenhouse gas emissions to 46mt by 2030 (~56% below 1990 levels).

Lithium Price and Demand Trends

While there were some signs of stabilization for spot lithium pricing in China in January 2020 and February 2020, markets are still in a fragile state following the demand impact from COVID-19. This past month, seaborne pricing overall was also down, with most pricing 4% lower on average, across a range of products.

The EV battery raw material supply chain was further impacted by COVID-19 outbreak and more bottlenecks are expected. As a result, battery-grade lithium hydroxide prices had been slightly up the past two months, likely supported by the price increase announcements from domestic producers earlier this year.

Certain of SMSA’s offtake supply agreements will likely be indexed to lithium hydroxide. The Company’s strategy is to continue negotiations in order to link the majority of offtake of its Product (due to its “premium quality”) to the price of lithium hydroxide.

Pricing for seaborne lithium is likely to face further demand challenges, as this market is mostly comprised of products not fully integrated into a large-scale battery production value chain. Seaborne lithium pricing has overall weakened in the past month, but data suggests it could be stronger towards the end of the year in China, and globally, depending on the severity of the COVID-19 outbreak and the duration of the economies being "paused".

Most of the major lithium players have guided the market to low pricing/volumes. The market has not yet experienced any positive impact from a plethora of mining and conversion delays and there is the potential such delays could help tighten supply/demand fundamentals into 2022.

Although there can be no assurance that additional funding will be available to the Company, management believes that, as a result of its potential production costs of 6% battery grade spodumene concentrate (“Product”) being amongst the lowest reported in the world, the Project is expected to have attractive returns and sustainable economics, even at current market prices for lithium. Moreover, in its ongoing negotiations for offtake agreements, the Company has been successful in linking the future sale prices of its Product to the market price of the battery grade lithium hydroxide chemical. Additionally, SMSA has one of the highest reported grade and purest cluster of spodumene deposits globally, thus management is confident about the quality of the Project and the feasibility work completed so far.

Nevertheless, the Company is following closely other macroeconomic, political and social changes that will affect the Company as a result of the COVID-19 outbreak and its impact on the auto industry and demand for EV.

Please also see the risk factors described in “Risk Factors” below.

Lithium Properties

SMSA owns four properties (the “Lithium Properties”) divided into the Northern Complex (the Grota do Cirilo, Genipapo and Santa Clara properties) and the Southern Complex (the São José property); and holds 27 mineral rights, which include mining concessions, applications for mining concessions, exploration authorizations and applications for mineral exploration authorizations. The Lithium Properties are spread over 191 km2. The area includes nine past producing lithium mines and 11 first-priority exploration targets. Granted mining concessions are in good standing with the Brazilian authorities.

Page | 6

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

The Lithium Properties are located in Northeastern Minas Gerais State, in the municipalities of Araçuaí and Itinga, approximately 25 km east of the town of Araçuaí and 450 km northeast of Belo Horizonte.

The surface rights in the Grota do Cirilo area, the current primary focus of activity, are held by two companies owned by certain directors of the Company, Arqueana Empreendimentos e Participações S.A. (“Arqueana”) and Miazga Participações S.A. (“Miazga”). SMSA has entered into two right-of-way agreements with these companies to support its exploration and development activities within the Grota do Cirilo property, as well as with third-party surface owners.

SMSA has been granted a water license, which allows for the usage of 150 m3/h of flow from the nearby Jequitinhonha River for all months of the year for a period of 10 years and this is sufficient for the life-of mine (LOM) requirements of its Project.

The Brazilian Government levies a royalty on mineral production: Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”). Lithium production is subject to a 2.0% CFEM royalty, payable on the gross income from sales. The Project is also subject to two third-party net smelter return (NSR) royalties of 1% each.

Selected Annual Financial Information

The following is selected financial data derived from the unaudited consolidated financial statements of the Company for the three months ended March 31, 2020 and audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and December 31, 2018.

	Three months ended March 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net loss	$263,138	$5,074,967	$10,450,133
Net loss per share (basic and diluted)	$0.00	$0.07	$0.23
	As at March 31, 2020	As at December 31, 2019	As at December 31, 2018
Total assets	$19,483,082	$20,927,198	$19,076,656
Total liabilities	$12,198,019	$12,187,923	$7,694,753

•	The net loss for the year ended December 31, 2018 consisted of (i) general and administrative expenses of $6,317,042 (including stock-based compensation of $2,678,027); (ii) reverse takeover transaction costs of $2,799,730; (iii) loss on derivative of $1,623,518; (iv) a foreign exchange gain of $886,639; (v) depreciation of $22,473; and (vi) accretion and interest on note payable of $574,009.

•	The net loss for the year ended December 31, 2019 consisted of (i) general and administrative expenses of $3,907,847 (including stock-based compensation of $258,280); (i) accretion on notes payable of $141,005; (iii) interest on notes payable of $232,836; (iv) interest on amounts drawn on a credit facility and on accounts payable to suppliers of $225,127; (v) a foreign exchange loss of $500,627; and (vi) depreciation of $67,525.

Page | 7

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

•	The net loss for the three months ended March 31, 2020 consisted of (i) general and administrative expenses of $425,041 (including stock-based compensation of $124,270); (ii) accretion on notes payable of $28,241; (iii) interest on notes payable of $58,300; (iv) interest on amounts drawn on a credit facility and on accounts payable to suppliers of $34,775; (v) foreign exchange gain of $300,384; and (vi) depreciation of $17,165.

•	On March 31, 2020, the Company’s total assets amounted to $19,483,082 (December 31, 2019 - $20,927,198). Excluding receivables and other assets, which at March 31, 2020 totalled $413,365 (December 31, 2019 - $476,713), total assets were mostly composed of cash and cash equivalents, which at March 31, 2020, totalled $60,741 (December 31, 2018 - $103,640), and lithium properties, which at March 31, 2020 totalled $18,217,185 (December 31, 2019 - $19,388,092). Total assets also included the amount of $791,791 related to property and equipment (December 31, 2019 - $958,753).

•	On March 31, 2020, the liabilities of the Company consisted of: (i) deferred revenue of $4,007,100 received under the Mitsui Pre-Payment (defined below), (ii) payables to suppliers of $2,410,931; (iii) debits with related parties of $5,271,399; and (iv) other liabilities of $508,589. Debits with related parties consist of: note payable for the acquisition of the remaining 11% interest in SMSA of $3,055,901; accrued interest on note payable of $424,709; in amounts drawn and accrued interest on the A10 Group Credit Facility (defined below) of $1,268,865; lease liabilities related to land leases of surface properties of $262,457 and other related parties’ payables of $259,467) ;

•	As the Company has no revenue, its ability to fund its operations is dependent upon securing financing through the sale of equity, sale of future production through streaming or sale of assets and obtaining of debt financing linked to equity, to future receivables or secured by its mineral properties. The fair value of any mineral asset is dependent upon the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete exploration and development, and the future profitable production or proceeds from disposition of such properties.

Page | 8

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Selected Quarterly Information

		Profit or Loss
Three Months Ended	Total Sales ($)	Total ($) (unaudited)	Per Share ($) (10)
March 31, 2020		($263,138) (9)	0.00
December 31, 2019		($219,570) (8)	0.00
September 30, 2019		($1,991,967) (7)	(0.02)
June 30, 2019		($1,408,454) (6)	(0.02)
March 31, 2019		($1,454,976) (5)	(0.02)
December 31, 2018	-	$559,333 (4)	0.01
September 30, 2018	-	($3,081,753) (3)	(0.05)
June 30, 2018	-	($5,851,165) (2)	(0.13)
March 31, 2018	-	($2,076,548) (1)	(0.04)

(1) The net loss for the three months ended March 31, 2018 consisted of (i) general and administrative expenses of $443,920; (ii) loss on derivative of $1,623,518; (iii) accretion and interest on note payable of $43,436; (iv) a foreign exchange gain of $39,406 and (v) depreciation of $5,080.

(2) The adjusted net loss for the three months ended June 30, 2018 consisted of (i) general and administrative expenses of $3,288,904 (including stock-based compensation of $2,057,768); (ii) reverse takeover transaction costs of $2,799,730; (iii) accretion on note payable of $13,922 (adjusted); (iv) a foreign exchange gain of $256,473; and (v) depreciation of $5,082.

(3) The adjusted net loss for the three months ended September 30, 2018 consisted of (i) general and administrative expenses of $2,326,339 (including stock-based compensation of $880,597); (ii) accretion on notes payable of $14,154 (adjusted); (iii) a foreign exchange loss of $736,046; and (iv) depreciation of $5,214.

(4) The net gain for the three months ended December 31, 2018 consisted of (i) general and administrative expenses of $257,879 (including negative stock-based compensation of $260,338); (ii) accretion and interest on notes payable of $502,497; (iii) a foreign exchange gain of $1,326,806; and (iv) depreciation of $7,097.

(5) The net loss for the three months ended March 31, 2019 consisted of (i) general and administrative expenses of $1,072,919 (including stock-based compensation of $2,575); (ii) accretion and interest on notes payable of $117,350; (iii) a foreign exchange loss of $234,525; and (iv) depreciation of $30,182.

(6) The net loss for the three months ended June 30, 2019 consisted of (i) general and administrative expenses of $1,633,794 (including stock-based compensation of $523,320); (ii) accretion and interest on notes payable of $84,972; (iii) a foreign exchange gain of $312,301; and (iv) depreciation of $1,989.

(7) The adjusted net loss for the three months ended September 30, 2019 consisted of (i) general and administrative expenses of $1,005,861 (adjusted and including stock-based compensation of $327,656); (ii) accretion and interest on notes payable of $89,149; (iii) a foreign exchange loss of $881,233; and (iv) depreciation of $15,724.

Page | 9

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

(8) The net loss for the three months ended December 31, 2019 consisted of (i) general and administrative expenses of $195,483 (including negative stock-based compensation of $595,271); (ii) accretion and interest on notes payable of $82,370; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $225,127; (iv) a foreign exchange gain of $302,830; and (v) depreciation of $19,630.

(9) The net loss for the three months ended March 31, 2020 consisted of (i) general and administrative expenses of $425,041 (including stock-based compensation of $124,270); (ii) accretion and interest on notes payable of $86,541; (iii) interest on amounts drawn on a credit facility and accounts payable to suppliers of $34,775; (iv) a foreign exchange gain of $300,384; and (v) depreciation of $17,165.

(10) Per share amounts are rounded to the nearest cent. Aggregating quarterly amounts may not reconcile to year-to-date per share amounts.

Financial Performance

Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019

The Company’s net loss totaled $263,138 for the three months ended March 31, 2020, with basic and diluted loss per share of $0.00. This compares with a net loss of $1,454,976 with basic and diluted loss per share of $0.02 for the three months ended March 31, 2019. The decrease in net loss of $1,191,838 consisted principally of:

•	A decline in general and administrative expenses, which totaled $425,041 for the three months ended March 31, 2020 (three months ended March 31, 2019 - $1,072,919). Excluding the non-cash effect of stock-based compensation of $124,270 for the three months ended March 31, 2020 (three months ended March 31, 2019 - $2,575), general and administrative expenses totaled $300,771 (three months ended March 31, 2019 - $1,070,344). The decrease of $769,573 is mainly attributable to cost saving initiatives by management. The Company has an ongoing policy of actively seeking opportunities to minimize all costs, to the extent possible, especially general and administrative expenses. The increase in share-based payments was due to the timing of expensing the estimated fair value of stock options and RSUs granted in prior periods.

•	A foreign exchange gain, which amounted to $300,384 for the three months ended March 31, 2020 (comparative period – foreign exchange loss of $234,525). The decrease of $534,909 in foreign exchange loss was the result of foreign exchange fluctuations in US and Canadian dollars against the Brazilian Real.

•	A decrease in accretion and interest on notes payable, which amounted to $86,541 for the three months ended march 31, 2020 (comparative period - $117,350). This amount was primarily due to the use of the effective interest calculation method, which is common in Brazil.

Cash Flow

At March 31, 2020, the Company had cash and cash equivalents of $60,741, compared to $103,640 at December 31, 2019. The decrease in cash of $42,899 from the December 31, 2019 cash balance was the result of net cash outflows in operating activities of $483,432, cash outflows from investing activities of $322,986; cash inflows in financing activities of $771,370, and a positive effect of exchange rate fluctuations on cash held in foreign currency of $7,851.

Page | 10

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Operating activities’ net cash outflow consisted of: adjustments to depreciation of $17,165, stock-based compensation of $124,270, interest and accretion on note payable of $86,541, interest expense on amounts drawn on a credit facility and accounts payable to suppliers of $34,775, unrealized foreign exchange gain of $307,754, and a net increase in non-cash working capital balances of $175,291 (because of a decrease in receivables and other assets of $63,348, a decrease in amounts payable and other liabilities of $246,390, a decrease in provision in the amount of $9,465 and an increase in payroll and other taxes of $17,216).

Investing activities consisted of an addition to Lithium Properties in the amount of $322,986.

Financing activities of a net inflow of $771,370 consisted of lease payments of $9,484 and A10 Group Credit Facility (defined bellow) drawdown of $780,854.

Liquidity and Capital Resources

The Company does not generate cash from mining operations. In order to fund its exploration work and administrative activities, the Company is dependent upon financing through the issuance of shares or debt sources.

The Company’s aggregate operating, investing and financing activities during the three months ended March 31, 2020 resulted in a net cash and cash equivalents position of $60,741.

The Company will continue to monitor its cash outflows and actively seek opportunities to minimize all costs, to the extent possible, especially general and administrative expenses. In that regard, following the outbreak of COVID-19, the entire senior management team (other than the CEO, as described below) has agreed to undertake a temporary 50% reduction in their salaries. The CEO has agreed to temporarily forego 100% of his pay (and the CSO, who has never received compensation for her services, continues to do so). All other employees have agreed to a 25% reduction in pay.

The Company’s use of cash is currently, and is expected to continue to be, focused on funding its general corporate expenditures and the development of its Project towards detailed engineering.

The Company’s total current liabilities of $7,683,555 at March 31, 2020 include mostly amounts with related parties of $4,764,035, which consist of: the current portion of a note payable in the amount of $2,802,354; accrued interest on note payable of $424,709; the amount outstanding on the A10 Group Credit Facility (defined below) of $1,268,865; other related party payables of $259,467 and the current portion of lease liabilities of $8,640. Additionally, the Company’s current liabilities comprise accounts payable to suppliers of $2,533,324 and other liabilities of $386,196. The increase in the current portion of the note payable was due to two installments, due in 2021, that are now current. Additionally, there was the impact of a rescheduling of a payment from March 2020 to January 2021.

In total, the Company’s shareholders’ equity at March 31, 2020, was $7,285,063, as a result of share capital of $36,190,313, contributed surplus of $4,969,103, accumulated other comprehensive loss of $1,933,014 and a deficit of $31,941,339.

Management believes that the Company has access to sufficient funds for its planned expenditures for the next 12 months and to meet certain ongoing obligations with third parties. The Company has considerable flexibility in terms of the pace and the timing of project costs and how expenditures have been, or may be, adjusted, limited or deferred subject to current capital resources and the potential to raise further funds. The CAD$6.6 million (US$5 million) A10 Group Credit Facility (defined below) provides additional support for the Company’s needs. As of March 31, 2020, $1,177,049 (US$818,000) had been drawn on the facility and the amount due, with interest, was $1,268,865.

Moreover, management believes that, within the next 12 months, it will also be able to access financing from the Development Banks, which will support the Company in meeting its construction timetable and funding its detailed engineering. However, further financings will be required to continue to develop the Company’s additional properties and discharge its liabilities in the normal course of business. The Company intends to continue to meet the expenditure requirements essential to the maintenance of the Project. The certainty of funding future operations, exploration expenditures and project development implementation, considering the availability of sources of additional financing, cannot be assured at this time and, accordingly, these material uncertainties cast significant doubt about the Company's ability to continue as a going concern. See “Risk Factors”.

Page | 11

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Disclosure of Internal Controls

Management has established processes to provide them with sufficient knowledge to support representations that they have exercised reasonable diligence to ensure that (i) the consolidated financial statements do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements; and (ii) the consolidated financial statements fairly present in all material respects the financial condition, financial performance and cash flows of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Venture Issuer Basic Certificate filed by the Company does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers filing such certificate are not making any representations relating to the establishment and maintenance of:

(i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s generally accepted accounting principles (IFRS).

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in such certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Related Party Transactions

(a) A10 Group (“A10 Group”, companies owned by certain directors of the Company)

•	Cost sharing agreement (“CSA”): For the three months ended March 31, 2020, the Company paid the amount of $24,286 (three month period ended March 31, 2019 - $5,787) through a CSA for shared personnel, including legal, financial and business development personnel allocated to the Company by A10 Group. Additionally, under the same CSA, the Company paid for 50% of shared secretarial administrative personnel and share office maintenance costs.

•	Credit Facilities: On November 29, 2019, the Company entered into a revolving credit facility with A10 Group (the “A10 Credit Facility”) and $1,177,049 (US$818,000) had been drawn on the facility as of March 31, 2020.

(b) Miazga (a land administration company owned by certain directors of the Company)

As of March 31, 2020, the Company had a prepaid land lease with Miazga in the amount of $88,917 (December 31, 2019 - $108,458). During the three months ended March 31, 2020, the Company incurred land lease expenses in the amount of $18,307 (three months ended March 31, 2019 - $20,085) and $4,770 remained in accounts payable to Miazga on March 31, 2020. The total amount due for the land leases as of March 31, 2020 was $262,457 (965,881 Brazilian Real) (year ended December 31, 2019 $313,690). The amounts were recognized at the exchange amount.

Page | 12

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

(c) Arqueana (a land administration company indirectly owned by certain directors of the Company)

As of March 31, 2020, the Company had an accounts receivable balance in the amount of $nil (December 31, 2019 – $8,152) with Arqueana. During the three months ended March 31, 2020, the Company paid Arqueana $7,274 (three months ended March 31, 2019 - $8,484) for the land lease expenses. The amounts were recognized at the exchange amount. In addition, as of March 31, 2020, the Company owed Arqueana an outstanding balance of $3,055,901 for the December 2017 acquisition of the remaining 11% interest in SMSA that it did not previously own.

(d) RIX Mineracao e Consultoria S.A. (“RIX”, a company owned by certain directors of the Company)

As of March 31, 2020, the Company had an accounts payable balance in the amount of $2,717 (December 31, 2019 - $3,223) with RIX. On June 1, 2019, the Company purchased a car for $8,289 (24,000 Brazilian Real) from RIX payable in 12 installments. During the three months ended March 31, 2020, the Company incurred expenses of $nil (three months ended March 31, 2019 - $2,117) for a car rental agreement that ended on May 31, 2019.

(e) McCarthy Tétrault LLP (a law firm where one of the Company’s directors is a partner and another of the Company’s directors is legal counsel)

As of March 31, 2020, the Company had an accounts payable balance in the amount of $765,058 (December 31, 2019 - $765,058) for legal fees. The amounts were recognized at the exchange amount.

(f) Management and Directors, which comprise the Company’s officers and directors:

(i) The Company owed, on March 31, 2020, travel expenses of $73,094 (year ended December 31, 2019 - $76,710) to its management. These travel expenditures were incurred in the normal course of operations for the Company and are to be reimbursed. The amounts were recognized at the exchange amount.

(ii) Services incurred in the normal course of operations for Company matters, at the exchange amount agreed to between the parties:

o	During the three-months ended March 31, 2020, the Chief Executive Officer (“CEO”) was due to receive salary compensation in the amount of $38,828 (three months ended March 31, 2019 - $44,563). The CEO forfeited his right to receive this compensation. As a result, as of March 31, 2020, the Company had an account payable to the CEO in the amount of $87,719 regarding unpaid salary, since November 2019. The CEO did not receive share-based compensation for his services to the Company.

o	During the three-months ended March 31, 2020, the Chief Financial Officer (“CFO”) was due to receive salary compensation in the amount of $37,461 (three month period ended March 31, 2019 - $44,563). On March 31, 2020 the Company had an account payable to the CFO in the amount of $7,450.

o	On March 31, 2020, the Company had an account payable to a senior manager in the amount of $7,450.

o	The Chief Strategy Officer did not receive any salary or share based compensation for her services to the Company.

o	For the three months ended March 31, 2020, the Company had $76,667 accrued in director compensation.

(iii) Share-based compensation issued to directors, officers and senior management, other than the CEO and CSO, for the three months ended March 31, 2020 was valued at $326,522 (three months ended March 31, 2019 - $1,469,631).

Page | 13

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Risk Factors

Risks Related to Resource Development

Development of the Project

The Company’s business strategy depends in large part on developing the Project into a commercially viable mine. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and capital and operating cost requirements. The development of the Project is subject to the Company securing any necessary funding and other resources, and is also subject to numerous development and operational risks. Accordingly, there can be no assurance that the Company will ever develop the Project. If the Company is unable to develop the Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

Market Prices

The ability of the Company to develop the Project will be significantly affected by changes in the market price of lithium-based end products, such as lithium hydroxide. The market price of these commodity-based products fluctuates widely and is affected by numerous factors beyond the Company’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, the level of interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. In addition, the price of lithium products is determined by their purity and performance. The Company may not be able to effectively mitigate against such fluctuations. A fluctuation in these product prices may affect the value of the Company and the potential value of its properties.

Lithium is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with each different end-user. In addition, there are a limited number of producers of lithium compounds and it is possible that these existing producers will try to prevent newcomers from entering the chain of supply by increasing their production capacity and lowering sales prices. Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual lithium market sale prices could have an adverse impact on operating costs, stock market prices and the Company’s ability to fund its activities. In each case, the economics of the Project could be materially adversely affected, including to be rendered uneconomic.

Growth of Lithium Markets

The development of lithium operations is largely dependent on the adoption of lithium-ion batteries for EV and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner or according to the timeline contemplated by the Company, the long- term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the Project, its potential commercial viability and have a negative effect on the business and financial condition of the Company.

Achieving and Managing Growth

The Project is at development stage and should, in due course, require a substantial increase in personnel and business operations. The transition of a mineral project to a development and operating stage business may place a strain on managerial, financial and human resources. The Company’s ability to succeed in these endeavours will depend on a number of factors, including the availability of working capital, existing and emerging competition and the ability to recruit and train additional qualified personnel.

Foreign Operations, Including Emerging and Developing Market Risk

Changes in mining, investment or other applicable policies or shifts in political attitude in Brazil may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures. Regardless of the economic viability of the Company’s properties, such political changes, which are beyond the Company’s control, could have a substantive impact and prevent or restrict (or adversely impact the financial results of) mining of some or all of any deposits on the Project.

Page | 14

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Brazil is a mining-friendly jurisdiction with a long history of mining and an experienced labour force. Brazil is a member of the Multilateral Investment Guarantee Agency and was ranked among the top 10 most attractive countries in Latin America for mining investment by the Fraser Institute’s 2018 Annual Survey of Mining Companies. The majority of the Company’s operating costs are denominated in Brazilian Real, which positions the Company favourably given the recent strengthening of the US$ relative to the Brazilian Real. The Company has not hedged its exposure to any exchange rate fluctuations applicable to its business, and is therefore exposed to currency fluctuation risks. The Company’s operations are also subject to Brazilian regulations pertaining to environmental protection, the use and development of mineral properties and the acquisition or use of rural properties by foreign investors or Brazilian companies under foreign control and various other Brazilian regulatory frameworks, as described below.

The market for securities issued by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in Canada, the United States and developing countries, especially other Latin American countries. Although economic conditions vary by country, the reaction of investors to developments in one country may cause fluctuations in the capital markets in other countries. Developments or adverse economic conditions in other countries, including developing countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and reduced foreign investment in Brazil, as well as limited access to international capital markets, all of which may materially adversely affect The Company’s ability to borrow at acceptable interest rates or to raise equity capital when it needs to do so. In addition, a significant decline in the economic growth or demand for imports of any of Brazil’s major trading partners, such as the European Union, China or the United States, could have a material adverse impact on Brazil’s exports and balance of trade and adversely affect Brazil’s economic growth.

In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes produce a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Brazil could be adversely affected by negative economic or financial developments in other countries.

The Brazilian economy has been in a gradual recovery in 2019, but its growth rate is uncertain for the future, especially after COVID-19. In the first quarter of 2020, GDP decreased 0.3% compared to a 0.6% increase in the first quarter of 2019. Budget assumptions, according to the Brazilian government’s budgetary guidelines law for 2020, point to a 3.7% GDP reduction.

Moody’s Credit Ratings, Standard & Poor’s and Fitch have each rated Brazil’s long-term foreign and local currency debt sub-investment grade. Brazil’s ratings or outlooks may be downgraded further or placed on watch by Moody’s, Standard & Poor’s and Fitch or any other rating agency in the future. Downgrades of Brazil’s sovereign credit ratings could limit access to funding and raise the cost of funding for the Company because of its operations being Brazil- based, which could materially and adversely impact its business and results of any future operations. Downgrades of Brazil’s sovereign credit ratings could also heighten investors’ perception of the risk of having operations in Brazil and adversely impact the price of the Common Shares of the Company.

The Brazilian economy has been characterized by frequent, and occasionally material, intervention by the Brazilian federal government, which has often modified monetary, credit and other policies intending to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policy changes have involved wage and price controls, changes in existing, or the implementation of new, taxes and fluctuations of base interest rates. Actions taken by the Brazilian federal government concerning the economy may have important effects on Brazilian companies or companies with Brazilian assets and on market conditions and the competitiveness of Brazilian products abroad. In addition, actions taken by the Brazilian state and local governments with respect to labor and other laws affecting operations may have an effect on the Company.

Page | 15

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Since 1999, the Brazilian Central Bank has allowed the exchange rate of the Brazilian Real against the US Dollar to float freely, but prior to that it had been subject to exchange controls. Currently, the Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of Reais by any person, regardless of the amount, subject to certain regulatory procedures. There can be no assurance that the Brazilian Central Bank or the Brazilian government will continue to permit the Real to float freely and not intervene in the exchange rate market through the return of a currency band system or otherwise. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad.

The Company’s financial condition and results of any future operations may also be materially adversely affected by any of the following - and the Brazilian federal government’s actions in response to them:

•	currency depreciations and other exchange rate movements;

•	monetary policies;

•	inflation rate fluctuations;

•	economic and social instability;

•	energy shortages or other changes in energy prices;

•	interest rates;

•	disasters at third party mineral projects;

•	exchange rate controls and restrictions on remittances abroad;

•	liquidity of the domestic capital and lending markets;

•	tax policy, including international tax treaties; and

•	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the market value of securities issued by Brazilian companies or companies with Brazilian assets.

In October 2018, Mr. Jair M. Bolsonaro was elected president and his term began in January 2019. The 2018 election was preceded by many proven allegations of corruption involving state level deputies, state-controlled enterprises and other organizations nationwide. The election results were seen as a mandate to form a government intent in eliminating corruption. The new Finance Minister, Mr. Paulo Guedes, a liberal economist with a Master degree in Economics from the University of Chicago, promised an agenda focused on fiscal responsibility and economic growth. Since then, Brazil lowered its interest rate and president Bolsonaro’s government has been trying to focus on pension and tax reform, privatization and deregulation.

These and other future developments in the Brazilian economy and governmental policies may materially adversely affect the Company.

Corruption in Brazil and Anti-Corruption, Anti-Bribery and Anti-Money Laundering Laws

Brazilian markets have experienced heightened volatility due to the uncertainties generated by the ongoing corruption and bribery investigations by federal Brazilian prosecutors, including those known as “Lava Jato,” “Zelotes,” “Acronimo,” “Calicute” and “Greenfield.” As a result of these ongoing investigations, a number of senior politicians, including congressmen and officers and directors of some of the major state-owned and private companies in Brazil have resigned or been arrested. Other senior elected officials, public officials, controlling shareholders of large conglomerates and executives in Brazil are being investigated and/or arrested for allegations of unethical and illegal conduct. The matters that have, and may continue to, come to light as a result of or in connection with the investigations and related inquiries, have adversely affected, and are expected to continue to adversely affect, the Brazilian markets and trading prices of securities issued by certain Brazilian companies and companies with significant operations in Brazil.

Page | 16

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

In addition, print, online and social media, posts and reports have made allegations that certain Brazilian industries and conglomerates have been involved in conduct targeted by some of these investigations. To the extent that any such reports and posts, or further developments or allegations related to them or the above investigations, relate to the Company or to any person related to it, public perception, reputation and the trading price of the Common Shares may be materially adversely affected.

The Company is subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in Brazil and Canada. In addition, it is subject to economic sanctions regulations that restrict dealings with certain sanctioned countries, individuals and entities. There can be no assurances that the internal policies of the Company will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by its employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of its policies and procedures. Any violations of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on the Company’s business, reputation, results of any future operations and financial condition.

Political Conditions

Regardless of the economic viability of the Company’s property interests, factors such as political instability, expropriation by governments or the imposition of new regulations or tax laws may prevent or restrict mining some or all of its current or future deposits.

Any changes in government policy may result in changes to laws affecting the ownership of assets, mining activities, taxation, rates of exchange, environmental regulations and labour relations. This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that a future government may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Governmental and Regulatory Requirements

Government approvals and permits are currently, and may continue to be in the future, required in connection with the Company’s operations. Any instances where such approvals are required and have not been obtained, the Company may be restricted or prohibited from proceeding with planned exploration or development activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or a more stringent application of existing laws, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, reductions in the levels of production at producing properties or require abandonment or delays in the development of the Project.

In Brazil, the ANM, a recently created agency to replace Departamento Nacional de Produção mineral (“DNPM”), regulates the conduct of exploration, development and mining operations. Mining operations in Brazil are regulated primarily by Decree No. 227 of February 28, 1967, the Brazilian Mining Code enacted by Decree No. 62,934 of July 2, 1968, and certain rulings, such as the Consolidation of DNPM Regulations issued by DNPM Ruling No. 155 on May 17, 2016, and more recently federal laws no 13.540/2017 and no 13.575/2017.

Page | 17

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

The ANM requires certain fee payments for exploration authorizations (known as the Annual Fee per Hectare), certain royalty payments to the federal government for the mining concessions (known as Financial Compensation for the Exploitation of Mineral Resources - “CFEM”) and for royalty payments to be made to the landowner if the surface rights are not held by the holder of the mineral rights. There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states. Royalties, taxes and fees related to the exploration authorizations and mining concessions may change or increase substantially as a result of unfavourable judicial decisions in litigation with the governmental entities collecting such royalties, taxes and fees, due to change of law, or simply because these duties (which are different at each phase of the mineral right development) tend to accrue higher amounts at the mining concession stage than at the exploration authorization stage.

In Brazil, failure to demonstrate the existence of technical and economically viable mineral deposits covered by an exploration authorization for a period of one year may lead to the authorization being required to be returned to the federal government. The federal government may then grant the exploration authorization to other parties that may conduct other mineral prospecting activities at said area. In addition, mining concessions and exploration authorizations may not be granted due to changes in laws and regulations governing mineral rights. Accordingly, retrocession requirements, loss of mineral rights, and/or the inability to renew concessions, authorizations, permits and licenses may materially adversely affect the Company.

Recent tailings dam failures involving other mining companies in Brazil, and the resultant loss of life and damage, could result in increased requirements, delays in licensing and other material consequences to the Company.

Changes in Brazil’s Mining Laws

On July 26, 2017, the Brazilian federal government enacted Provisional Measures Nos. 789 and 791, which provide for significant changes to the regulatory framework applicable to the mining industry in Brazil. The provisional measures modify relevant aspects of the regulatory framework, such as the calculation of royalties, and created the ANM regulatory agency to replace the DNPM. The Brazilian Congress formally enacted the provisional measures Nos. 789 and 791 as federal laws in December 2017 (Laws Nos. 13.540/2017 and 13.575/2017, respectively).

The regulatory framework applicable to the Brazilian mining industry could be subject to further change, which may result in limitations on the Company’s business and activities, including in correlation with some existing mineral rights and an increase in expenses, particularly mining royalties, taxes and fees.

Environmental Regulation

All phases of operations are subject to numerous environmental laws and regulations in Brazil on the federal, state and municipal levels, including laws and regulations relating to specially protected areas, air emissions, wastewater discharge and the use, manufacture, handling, transportation, storage, disposal, remediation of waste and hazardous substances. Environmental hazards may exist which are unknown to the Company at present which may or not have been caused by previous owners or operators of the Project. In the event of an accident or exposure to hazardous materials, environmental damages may occur and trigger the obligation to remediate the environmental conditions, which may result in significant costs. The victim of such damages or whoever the law so authorizes (such as public attorneys’ office, foundations, state agencies, state-owned companies and associations engaged in environmental protection) is not compelled to sue all polluting agents in the same proceeding. Since the liability is of a joint nature, the aggrieved party may choose to sue only one of the polluting agents (that meets all of the requirements in order to be sued, or simply that has the deepest pockets) to redress damages.

Page | 18

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Environmental liability may be litigated in civil, administrative and criminal courts, with the application of administrative, civil and criminal sanctions, in addition to the obligation to redress the damages caused. The lack of a conviction or a finding of liability in one of these spheres does not necessarily preclude the finding of liability in the remaining spheres. As a result of potential liability under and potential violations of environmental laws, there could be unexpected interruptions to operations, fines, penalties or other reductions in income, as well as third-party claims for property damage or personal injury or remedial or other costs, which may have a material adverse effect on operations. Municipal, state and federal governments may decide to review their environmental regulations and continued government and public emphasis on environmental issues may require increased future investments for environmental controls. There can be no assurance that environmental regulation will not adversely affect operations, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. See also “Governmental and Regulatory Requirements” above.

Changes in Tax Laws in Brazil

The Brazilian government from time to time implements changes to tax laws and regulations. Any such changes, as well as changes in the interpretation of such laws and regulations, may result in increases to the Company’s overall tax burden, which would negatively affect its profitability.

The Brazilian federal government has frequently implemented multiple changes to tax regimes, including the execution or amendment of tax treaties. Potential changes include (among others) modifications to prevailing tax rates and the enactment of taxes, which may be temporary, the proceeds of which are earmarked for designated governmental purposes. Some of these changes may result in increased the Company’s tax burden, which could materially adversely affect profitability and increase the prices of products and services, restrict its ability to do business in existing and target markets and cause its financial results to suffer. Moreover, some tax laws may be subject to controversial interpretation by tax authorities, including, but not limited to, the regulation applicable to corporate restructurings.

No Production Experience

Although certain of its officers, directors and consultants have such experience, the Company itself has never completed a mining development project. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure and the Company itself does not have any experience in taking a mining project to production. As a result of this factor, it is more difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history. In addition, the Company is and will continue to be subject to all the risks associated with establishing new mining operations, including but not limited to: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the costs of fuel, power, materials and supplies.

Page | 19

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties, including the Project.

Delays and Construction Cost Overruns

Delays and cost overruns may occur in completing the development and construction of the Project. A number of factors could cause such delays or cost overruns, including (among others) permitting delays, construction pricing escalation, changing engineering and design requirements, the performance of contractors, labour disruptions, adverse weather conditions and the availability of financing. Even if commercial production is achieved, equipment and facilities may not operate as planned due to design or manufacturing flaws, which may not all be covered by warranty. Mechanical breakdown could occur in equipment after the period of warranty has expired, resulting in loss of production as well as the cost of repair. Any delay, or cost overrun, may adversely impact the Company’s ability to fully fund required expenditures, or alternatively, may require the Company to consider less attractive financing solutions.

Cost Estimates and Negative Operating Cash Flow

Capital costs, operating costs, production and economic returns and other estimates may differ significantly from those anticipated by current estimates and there can be no assurance that the actual capital, operating and other costs will not be higher than currently anticipated. Actual costs and revenues may vary from estimates for a variety of reasons, including (among others): lack of availability of resources or necessary equipment; unexpected construction or operating problems; cost overruns; realized lithium prices; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures; and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on operating cash flow, including the ability to service indebtedness.

Operational Risks

The Company’s operations are subject to all of the risks normally incidental to the exploration for, and the development and operation of, mineral properties. Mineral exploration and exploitation involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, explosions, releases of hazardous materials, tailings impoundment failures, cave-ins, landslides, earthquakes and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

Insurance Risks

In the course of exploration, development and production of mineral properties, risks such as (among others) unexpected or unusual geological operating conditions and other environmental occurrences may occur. It is not always possible to fully insure against such risks and, even where such insurance is available, the Company may decide to not take out insurance against such risks. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company. The Company maintains liability insurance in accordance with industry standards, however, the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition.

Page | 20

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Mineral Tenure

There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that title to its properties will not be challenged. A successful challenge to the precise area and location of the Company’s mineral claims could result in the Company being unable to develop its mineral properties or being unable to enforce its rights with respect to its mineral properties.

Highly Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyse a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over the Company. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities.

As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

Health and Safety Risks

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, licenses, permits and other approvals, and potential civil liability. Compliance with health and safety laws (and any future changes) and the requirements of licenses, permits and other approvals remain material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, licenses, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurances can be given that additional workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.

Page | 21

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Mineral Resource and Mineral Reserve Estimates

Any mineral resource and mineral reserve estimates included in this Interim MD&A, which would be taken from the Feasibility Study Report, are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, on analyses of drilling results and statistical inferences that may ultimately prove to be inaccurate. These estimated mineral resources and mineral reserves should not be interpreted as assurances of certain commercial viability or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

In addition, any inferred mineral resources included in this Interim MD&A, which would be taken from the Feasibility Study Report, are estimates only. Inferred mineral resources have an even greater amount of uncertainty as to their existence and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that inferred mineral resources exist or are economically or legally mineable.

Opposition to Mining Projects

The Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. In the event there is opposition to the Project, the Company’s development of such properties may be delayed or prevented, even if such development is found to be economically viable and legally permissible.

Risks Related to the Company’s Business and Securities

Public Health Crises

The Company faces risks related to pandemics and epidemics, such as the outbreak of COVID-19 that surfaced in December 2019 in Wuhan, Hubei Province, China and has spread to other countries around the world, including Canada and the United States, which could significantly disrupt the Company’s operations and may materially and adversely affect its business and financial condition. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments which are highly uncertain and cannot be predicted at this time, including the duration, severity and scope of the outbreak and the actions taken by various government authorities to contain or treat the outbreak. In particular, the continued spread could materially and adversely impact the Company’s business, including without limitation, employee health, workforce productivity, increased insurance premiums and medical costs, restrictions on travel by the Company’s personnel and by the personnel of the Company’s various service providers, the availability of industry experts and personnel, and other factors that will depend on future developments beyond the Company’s control, all or some of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, the outbreak has resulted in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the Company’s business, financial condition and results of operations.

Page | 22

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Achievement of Profitable Operations and Further Losses

The Company’s ability to continue as a going concern is dependent upon the ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the financial years ended December 31, 2019 and December 31, 2018. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on raising additional funds.

Dilution of Existing Shareholders from Equity Financings or Increased Financial Risk Through Debt Issuance

The Company has limited financial resources and is subject to significant capital requirements associated with the Project. There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

A likely source of future financing is the sale of additional common shares, which would mean that each existing shareholder would own a smaller percentage of the common shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and principal payments. Also, the Company may issue or grant convertible securities (such as warrants or stock options) in the future pursuant to which additional common shares may be issued. The exercise of such securities would result in dilution of equity ownership to the Company’s existing shareholders.

The Company may also sell additional royalties on the Project, which would mean that the Company’s share of returns from the Project would decrease.

Dependence on the Expertise of Consultants

The Company has relied on, and is expected to continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

No History of Dividends

The Company has not paid dividends since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Project is successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business.

The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

Page | 23

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Dependence on Key Individuals

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Fluctuations in Exchange Rates

Business is transacted by the Company primarily in Canadian, U.S. and Brazilian currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Project is located in Brazil, and the majority of the costs are denominated in the Brazilian currency. Certain costs associated with imported equipment and international supplies and consultants and sales prices for Product are denominated in U.S. dollars.

Legal Proceedings

Due to the nature of the Company’s business and status as a publicly traded entity, it may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.

Litigation may be costly and time-consuming and can divert the attention of management and key personnel from business operations. If the Company is unsuccessful in its defense of claims or unable to settle claims in a manner satisfactory to it, it may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on its business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be currently determinable nor is it possible to accurately predict the outcome or quantum of any such proceedings at this time.

Conflicts of Interest for Directors and Officers

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the Canada Business Corporations Act, directors who have a material interest in any person who is a party to a material contract, or a proposed material contract, with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company.

Page | 24

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Share Price Volatility

The market price of a publicly traded stock, especially a resource issuer such as the Company, is affected by many variables in addition to those directly related to exploration or operational successes or failures, some of which are outside of the Company’s control. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, analysts’ recommendations and their estimates of financial performance, investor perception and reactions to disclosure made by the Company and by the Company’s competitors, and the breadth of the public markets for the stock.

Therefore, investors could suffer significant losses if the common shares are depressed or illiquid when an investor seeks liquidity.

Significant Shareholders’ Influence

To the Company’s knowledge, as of the date hereof, A10 Group holds approximately 70% of the outstanding common shares. For as long as it directly or indirectly maintains a significant interest in the Company, A10 Group may be in a position to affect the Company’s governance and operations. In addition, A10 Group may have significant influence over the passage of any shareholder resolution (such as would be required, to amend constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passage of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence may be to limit the price that investors are willing to pay for the Company’s common shares. In addition, the potential that A10 Group may sell common shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of common shares in the public market, could adversely affect the market price of the common shares.

Enforcement of Judgments

The Company is incorporated under the laws of Canada and headquartered in British Columbia, Canada, but a majority of its directors and officers are not citizens or residents of Canada. In addition, a substantial part of the Company’s assets is located outside Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside Canada judgments against the Company and its directors and officers obtained in Canadian courts based upon the civil liability provisions of Canadian securities laws or (ii) bring in courts outside Canada an original action against the Company and directors and officers to enforce liabilities based upon such securities laws.

Cyber-Security Risks

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or other companies with which it does business could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

Page | 25

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Critical Accounting Estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates:

Significant assumptions about the future and other sources of uncertainty with respect to estimates that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, relate to, but are not limited to, the following:

•	The recoverability of amounts receivable and value-added taxes receivable which are included in the consolidated statements of financial position;
•	Income taxes – measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant authorities, which occurs subsequent to the issuance of the consolidated financial statements;
•	The estimated useful lives of property and equipment which are included in the consolidated statement of financial position and the related depreciation included in the statement of loss; and
•	The inputs used in accounting for share-based payment transactions, including warrants.

Critical accounting judgments:

•	Management’s assessment of going concern and uncertainties regarding the Company’s ability to raise additional capital and/or obtain financing to advance the Project;
•	Management’s applied judgment in determining the functional currency of the Company as the Canadian Dollar and its subsidiary to be the Brazilian Real, based on the facts and circumstances that existed during the period;
•	Management’s determination of no material restoration, rehabilitation and environmental exposure, based on the facts and circumstances that existed during the period; and
•	Management’s review of its long-lived assets for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. IFRS 6 Exploration for and evaluation of mineral resources and IAS 36 – Impairment of assets requires the management to make certain judgments in respect of such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets. The management’s assessment is that as at March 31, 2020 and December 31, 2019 there were no indicators of impairment in the carrying value of its long-lived assets.

Page | 26

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Off-Balance-Sheet Arrangements

As of the date of this Interim MD&A, the Company does not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

Outstanding Share Data

As of the date of this Interim MD&A, the Company had 68,878,891 issued and outstanding common shares. In addition, the Company has 2,146,000 RSUs and 200,000 stock options outstanding.

Capital Management

The Company manages its capital with the following objectives:

•	To ensure sufficient financial flexibility to achieve its ongoing business objectives, including funding future growth opportunities, and pursuing accretive acquisitions; and

•	To maximize shareholder returns through enhancing its share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives, given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending or disposing of assets. The capital structure is reviewed by management and the Board on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, accumulated other comprehensive loss and deficit, which at March 31, 2020 totaled $7,285,063 (December 31, 2019 - $8,739,275). The Company’s capital management objectives, policies and processes remained unchanged during the three months ended March 31, 2020 (although Project expenses and Company expenses resulted in comparatively low cash remaining as at March 31, 2020 and currently).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its operating expenditures and investing and financing initiatives based on activities related to the Project.

Financial Risk Factors

The Company's activities expose it to a variety of financial risks.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and receivables. Cash is held with a Canadian chartered bank and a financial institution in Brazil, from which management believes the risk of loss to be minimal.

Page | 27

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Receivables consist of amounts due from management and related parties. Receivables are in good standing as of credit risk with respect to these amounts receivable is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet its obligations, it will consider securing additional equity or debt funding.

The Company's cash is currently invested in business accounts with high-credit quality financial institutions which are available on demand by the Company.

The Company’s financial obligations consist of accounts payable and other liabilities and the contractual value of the accounts payable and other liabilities and note payable. The maturity analysis of financial liabilities as at March 31, 2020 is as follows:

Contractual Obligations	Up to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	($)	($)	($)	($)	($)
Accounts payable and other liabilities	3,277,500	-	-	-	3,277,500
Discount lease payments	8,640	20,496	25,682	207,640	262,457
Revolving credit facility	1,268,865	-	-	-	1,268,865
Note payable	2,802,354	253,547	-	-	3,055,901

COVID-19

Due to the worldwide COVID-19 outbreak, material uncertainties may come into existence that could influence management’s going concern assumption. Management cannot accurately predict the future impact COVID-19 may have on:

•	global lithium prices;

•	demand for lithium and the ability to refine, beneficiate and sell batteries produced;

•	the severity and the length of potential measures taken by governments to manage the spread of the disease, and their effect on labour availability and supply lines;

•	availability of government supplies, such as water and electricity;

•	local currency purchasing power;

•	ability to obtain funding; or

•	the availability of personnel for the Company and for its service providers.

At the date of the approval of these consolidated financial statements, the Brazilian government had not introduced measures which impede the normal operation of the business. On March 20, 2020, the Brazilian Ministry of Mines and Energy issued the decree 10.282 (“portaria”) including the mining sector amongst the industries considered to be “essential” to the prosperity and economy of the country. As a result, the activities of operational and pre-operational mining companies in Brazil are not subject to the physical movement restrictions and shelter-in-place, lockdowns and state border restrictions imposed by certain states and municipalities as a result of the COVID-19.

Page | 28

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

However, the Company continues to follow closely certain macroeconomic, political and social changes that could negatively affect its business particularly its impact in the auto industry and demand for EV.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a) Interest rate risk

The Company has cash balances. The Company's current policy is to invest surplus cash in high yield savings accounts with a Canadian chartered bank with which it keeps its bank accounts. As at March 31, 2020, the Company did not have any surplus cash.

The Company also had debt instruments, as disclosed in note 9 of the March 31, 2020 unaudited consolidated financial statements. The debt instruments as at March 31, 2020 and December 31, 2019 are exposed to interest as per the CDI (Brazilian Interbank rate).

(b) Foreign currency risk

The Company recorded all funding to its wholly-owned subsidiary SMSA as intercompany loans denominated either in Canadian dollars or US dollars (“Subsidiary Loans”), matching the currency of the Company’s own funding (in general, debt funding was US dollars denominated and equity funding in Canadian dollars denominated). As a result, SMSA recorded foreign exchange losses or gains based on the fluctuation of the US dollars and Canadian dollars against the Brazilian Real (SMSA functional currency). These foreign exchange fluctuations recorded at SMSA are not eliminated in the Company’s consolidated financial statements as a result of the different functional currencies adopted by the Company (Canadian dollar) and SMSA (Brazilian Real). Following the same procedure adopted on December 31, 2019, the Company converted into equity at SMSA, as at March 31, 2020, the full outstanding balance of the Subsidiary Loans through a capital increase at SMSA of $403,455 (1,485,038 Brazilian Reais). Since the start of Q2 2020, any transfers of funds from the Company to SMSA started being conducted as capital increases instead of Subsidiary Loans that can generate foreign exchange gains or losses.

The total foreign exchange gain of $300,384 for the three month period ended March 31, 2020 comprises the following balances:

o	(i) foreign exchange loss of $28,930 recorded at SMSA related to the Subsidiary Loans;

o	(ii) foreign exchange gain of $21,560 on accounts payable in other currencies; and

o	(iii) foreign exchange gain of $307,754 on note payable.

The Company's functional and presentation currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company also has significant balances in Brazilian Real that are subject to foreign currency risk.

Page | 29

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

The Company had the following balances in the prescribed currencies:

		March 31, 2020	December 31, 2019
(SMSA financial statements denominated in Brazilian Reais) Brazilian Reais
Current assets	Reais	500,261	695,855
Current liabilities	Reais	(4,500,611)	(4,428,719)
(Company's financial statements denominated in US Dollars) United States Dollar
Cash in banks	USD	$5,988	$48,809

The Company is exposed to foreign currency risk on fluctuations related to cash, receivables and accounts payable and other liabilities denominated in Brazilian Real and US dollars. Sensitivity to a plus or minus 5% change in the foreign exchange rate of the Brazilian Reais compared to the Canadian dollar would affect other comprehensive loss by approximately $5,500 with all other variables held constant; and by approximately $500 in a plus or minus 5% change in the foreign exchange rate of the US dollar compared to the Canadian dollar.

Proposed Transactions

The Company routinely evaluates various business development opportunities which could entail acquisitions and/or divestitures. In this regard, the Company is currently in discussions with various parties, but no definitive agreements respecting any proposed transactions have been entered into as of the date of this Interim MD&A. There can be no assurances that any such transactions will be concluded in the future.

Page | 30

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Additional Disclosure for Venture Issuers Without Significant Revenue

General expenditures

Detail	Three month period ended March 31, 2020 ($)	Three month period ended March 31, 2019 ($)
Stock-based compensation	124,270	2,575
Salaries and benefits (1)	115,937	187,711
Legal counsel Canada	20,000	256,600
Travel - Administration	37,777	237,802
A10 Group Cost Sharing Agreement (Sigma Personnel, Sigma Travel)	24,286	5,787
Professional fees	9,344	82,701
Business development and investor relations (2)	63,492	49,521
Accounting	19,796	25,600
Other general and administrative (3)	10,139	224,622
Total	425,041	1,072,919

(1) Includes compensation for the Company’s CEO, CFO and Director.

(2) Business development and investor relations expenses are mainly related to PR, IR, market maker, press releases and conferences.

(3) Other administrative expenses are mainly related to head hunting fees, corporate secretarial fees, exchange fees, transfer agent fees, notary, transportation, IT, cleaning, communications, website development and maintenance, utilities, among others.

Outlook

Although there can be no assurance that additional funding will be available to the Company, management is of the opinion that the lithium price will be favourable and that the Company will be a low-cost producer and hence it may be possible to obtain additional funding for the Project.

Notwithstanding, the Company is mindful that the lithium price could fall with little or no warning. Accordingly, its plans for the near term are to explore and develop the Project, to monitor market fundamentals, and to ensure that the Company is well positioned to weather any possible resurgence of a market downturn. See “Risk Factors”.

Page | 31

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Events after the reporting period

(a)	From April 1, 2020 to June 8, 2020, the Company drew down an additional amount of $349,659 (US$258,700) on the A10 Credit Facility. Therefore, as of June 8, 2020, $1,455,268 (US$1,076,700) had been drawn in total to date, $45,973 (US$34,014) in calculated interest to date and $43,927 (US$32,500) in commitment and disbursement fees had been accrued on the facility, that totaled $1,545,168 (US$1,143,214).

Cautionary Note Regarding Forward-Looking Information

This Interim MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”). These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates” or “believes”, or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in such forward-looking statements. The forward-looking statements in this Interim MD&A speak only as of the date of this Interim MD&A or as of the date specified in such statement. The following table outlines certain significant forward-looking statements contained in this Interim MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements	Assumptions	Risk factors
The Company will be able to continue its business activities.	The operating, exploration and development activities of the Company and the costs associated therewith, will be consistent with the Company’s current expectations; and equity markets, exchange and interest rates and other applicable economic conditions will be favourable to the Company.	Unforeseen costs to the Company will arise; ongoing uncertainties relating to the COVID-19 virus will remain; any particular operating cost will increase or decrease from the date of the estimation; and capital markets will not be favourable for funding, resulting in the Company not being able to obtain financing when required or on acceptable terms.

Page | 32

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

The Company’s properties may contain economic deposits of minerals.	The actual results of the Company’s exploration and development activities will be favourable; operating, exploration and development costs will not exceed the Company’s expectations; all requisite regulatory and governmental approvals for exploration projects and other operations will be received on a timely basis upon terms acceptable to the Company, and applicable political and economic conditions are favourable to the Company; the price of applicable commodities and applicable interest and exchange rates will be favourable to the Company; no title disputes will exist or arise with respect to the Company’s properties; and the Company has or will obtain adequate property rights to support its exploration and development activities.	Commodity prices will be volatile; there will be uncertainties involved in interpreting geological data; there will be inability to secure necessary property rights; future exploration results will not be consistent with the Company’s expectations; increases in costs will occur; environmental compliance will be breached; changes in environmental and other applicable legislation and regulation will have a negative impact; interest rate and exchange rate fluctuations and changes in economic and political conditions will have a negative impact.
The Company’s anticipated business plans, including costs and timing for future exploration and development of its property in Brazil.	The exploration activities of the Company, and the costs associated therewith, will be consistent with the Company’s current expectations; equity markets, exchange and interest rates and other applicable economic conditions will be favourable to the Company; financing will be available for the Company’s exploration and development activities on favourable terms; the Company’s operating, development and production costs will not exceed the Company’s expectations; the Company will be able to retain and attract skilled staff; all applicable regulatory and governmental approvals for exploration projects and other operations will be received on a timely basis upon terms acceptable to the Company; the Company will not be adversely affected by market competition; the price of applicable commodities will be favourable to the Company; no title disputes exist or will arise with respect to the Company’s properties; and the Company has or will obtain adequate property rights to support its exploration and development activities.	Commodity prices will be volatile; changes in the condition of debt and equity markets will be negative; timing and availability of external financing on acceptable terms will not be as anticipated; there will be uncertainties involved in interpreting geological data; the Company will be unable to secure necessary property rights; the possibility that future exploration, development and production results will not be consistent with the Company’s expectations; increases in costs will occur; environmental compliance will be breached and changes in environmental and other applicable legislation and regulation will have a negative impact; interest rate and exchange rate fluctuations will occur; changes in economic and political conditions will have a negative impact; the Company will be unable to retain and attract skilled staff; receipt of applicable permits subject to governmental and/or regulatory approvals will not occur; the Company will not be able to prevent negative actions of its joint venture partners and/or other counterparties over which it has no control.
Asset values for the period then ended are recorded at the proper values	Management beliefs that no write-down is required for its plant and equipment and mineral properties.	If the results of the Company’s exploration and development programs do not prove positive, a decline in asset values could be deemed to be other than temporary, resulting in impairment losses.
Management’s outlook regarding future trends and exploration programs	Financing will be available for the Company’s exploration, development and operating activities; the price of applicable commodities will be favourable to the Company; foreign exchange rates against the Canadian dollar and prices of equity investments will not be subject to changes in excess of plus or minus 15%; the actual results of the Company’s exploration and development activities will be favourable; management is aware of all applicable environmental obligations.	There will be commodity price volatility; changes in the condition of debt and equity markets will be negative; interest rate and exchange rate fluctuations will be negative; changes in economic and political conditions will be negative; future exploration results will not be consistent with the Company’s expectations; changes in environmental and other applicable legislation and regulation will have a negative impact.

Page | 33

Sigma Lithium Resources Corporation

Interim Management’s Discussion & Analysis – Quarterly Highlights

Three Months Ended March 31, 2020

Discussion dated: June 10, 2020

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Please also make reference to those risk factors referenced in the “Risk Factors” section above. Readers are cautioned that the above chart does not contain an exhaustive list of the factors or assumptions that may affect the forward-looking statements, and that the assumptions underlying such statements may prove to be incorrect. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Interim MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements. All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Page | 34